Exhibit 107

Calculation of Filing Fee Tables

Schedule TO

AKOUOS, INC.

(Name of Subject Company (issuer))

KEARNY ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Table 1-Transaction Valuation

	Transaction Valuation*	Fee rate	Amount of Filing Fee**

Fees to Be Paid	$515,660,925	0.00011020	$56,826

Fees Previously Paid	$0		$0

Total Transaction Valuation	$515,660,925

Total Fees Due for Filing			$56,826

Total Fees Previously Paid			$0

Total Fee Offsets			$0

Net Fee Due			$56,826

*

Estimated solely for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding (i) the product of (A) 36,935,938 shares of common stock, par value $0.0001 per share (the “Shares”), of Akouos, Inc., a Delaware corporation (“Akouos”), issued and outstanding (inclusive of Shares that are subject to vesting or forfeiture restrictions granted pursuant to an Akouos equity incentive plan, program or arrangement), and (B) $13.195, the average of the high and low sales prices per Share on October 24, 2022, as reported by the Nasdaq Global Select Market (which, for the purposes of calculating the filing fee only, shall be deemed to be the “Reference Price”), (ii) the product of (A) 3,749,665 Shares subject to issuance pursuant to outstanding stock options with an exercise price less than $12.50 and (B) $7.545, the difference between the Reference Price and $5.65, the weighted average exercise price of such options. The calculation of the filing fee is based on information provided by Akouos as of October 23, 2022.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2023 beginning on October 1, 2022, issued August 26, 2022, by multiplying the transaction value by 0.00011020.